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--------------------------------- -------------------- -------------------------
CUSIP No. 648904200                       13D            Page 1 of 8 Pages
--------------------------------- -------------------- -------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 5

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

 New World Restaurant Group, Inc. f/k/a New World Coffee - Manhattan Bagel, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    648904200
                                    ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 18, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box:[ ]


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--------------------------------- -------------------- -------------------------
CUSIP No. 648904200                       13D            Page 2 of 8 Pages
--------------------------------- -------------------- -------------------------

--------------------------------------------------------------------------------
    1. NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BET ASSOCIATES, L.P. ("BET")
                              23-2957243
--------------------------------------------------------------------------------
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3. SEC USE ONLY
--------------------------------------------------------------------------------
    4. SOURCE OF FUNDS:

                   BK, WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           [ ]
--------------------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
--------------------------------------------------------------------------------
        NUMBER OF                 7.  SOLE VOTING POWER
         SHARES                           (i)   Warrants to purchase 500,000
      BENEFICIALLY                              shares of Common Stock
        OWNED BY                          (ii)  Warrants to purchase 3,263,178
          EACH                                  shares of Common Stock
       REPORTING                          (iii) 450,066 shares of Common Stock
        PERSON                            (iv)  Warrants to purchase 479,340
          WITH                                  shares of Common Stock
                                          (v)   Warrants to purchase 1,951,735
                                                shares of Common Stock
                                          (vi)  Warrants to purchase 92,672
                                                shares of Common Stock

                                  ----------------------------------------------
                                  8.  SHARED VOTING POWER
                                              -0- Shares
                                  ----------------------------------------------
                                  9.  SOLE DISPOSITIVE POWER
                                          (i)   Warrants to purchase 500,000
                                                shares of Common Stock
                                          (ii)  Warrants to purchase 3,263,178
                                                shares of Common Stock
                                          (iii) 450,066 shares of Common Stock
                                          (iv)  Warrants to purchase 479,340
                                                shares of Common Stock
                                          (v)   Warrants to purchase 1,951,735
                                                shares of Common Stock
                                          (vi)  Warrants to purchase 92,672
                                                shares of Common Stock
                                  ----------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                             -0- Shares
--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     6,736,991
--------------------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [ ]
--------------------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              27.33%(1)
--------------------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON
                              PN
--------------------------------------------------------------------------------

--------------------
(1) Includes shares of common stock issuable to BET upon exercise of its warrant, but does not include any other shares issuable upon exercise of warrants issued to other persons.

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--------------------------------- -------------------- -------------------------
CUSIP No. 648904200                       13D            Page 3 of 8 Pages
--------------------------------- -------------------- -------------------------

--------------------------------------------------------------------------------
    1. NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                                  BRUCE E. TOLL
--------------------------------------------------------------------------------
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3. SEC USE ONLY
--------------------------------------------------------------------------------
    4. SOURCE OF FUNDS:

                   PF, AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           [ ]
--------------------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
        NUMBER OF                 7.  SOLE VOTING POWER
         SHARES                           (i)    419,250 shares of Common Stock
      BENEFICIALLY                        (ii)   Warrants to purchase 500,000
        OWNED BY                                 shares of Common Stock
          EACH                            (iii)  Warrants to purchase 3,263,178
       REPORTING                                 shares of Common Stock
        PERSON                            (iv)   Warrants to purchase 24,500
          WITH                                   shares of Common Stock
                                          (v)    Warrants to purchase 73,500
                                                 shares of Common Stock
                                          (vi)   450,066 shares of Common Stock
                                          (vii)  Warrants to purchase 479,340
                                                 shares of Common Stock
                                          (viii) Warrants to purchase 1,951,735
                                                 shares of Common stock
                                          (ix)   Warrants to purchase 92,672
                                                 shares of Common Stock
                                  ----------------------------------------------
                                  8.  SHARED VOTING POWER
                                              -0- Shares
                                  ----------------------------------------------
                                  9.  SOLE DISPOSITIVE POWER
                                          (i)    419,250 shares of Common Stock
                                          (ii)   Warrants to purchase 500,000
                                                 shares of Common Stock
                                          (iii)  Warrants to purchase 3,263,178
                                                 shares of Common Stock
                                          (iv)   Warrants to purchase 24,500
                                                 shares of Common Stock
                                          (v)    Warrants to purchase 73,500
                                                 shares of Common Stock
                                          (vi)   450,066 shares of Common Stock
                                          (vii)  Warrants to purchase 479,340
                                                 shares of Common Stock
                                          (viii) Warrants to purchase 1,951,735
                                                 shares of Common Stock
                                          (ix)   Warrants to purchase 92,672
                                                 shares of Common Stock
                                  ----------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                              0 Shares
--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     7,254,241
--------------------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [ ]
--------------------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    29.32%(2)
--------------------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------


--------------------
(2) Includes shares of common stock issuable to BET Associates, L.P., The Bruce E. Toll Family Trust and The Bruce E. and Robbi S. Toll Foundation upon exercise of their warrants, but does not include any other shares issuable upon exercise of warrants issued to other persons.

--------------------------------- -------------------- -------------------------
CUSIP No. 648904200                       13D            Page 4 of 8 Pages
--------------------------------- -------------------- -------------------------

--------------------------------------------------------------------------------
    1. NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                         THE BRUCE E. TOLL FAMILY TRUST
                         ###-##-####
--------------------------------------------------------------------------------
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3. SEC USE ONLY
--------------------------------------------------------------------------------
    4. SOURCE OF FUNDS:

                   WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           [ ]
--------------------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                                  Pennsylvania
--------------------------------------------------------------------------------
          NUMBER OF               7.  SOLE VOTING POWER
           SHARES                         (i)    Warrants to purchase 24,500
        BENEFICIALLY                             shares of Common Stock
          OWNED BY                ----------------------------------------------
            EACH                  8.  SHARED VOTING POWER
         REPORTING                        -0- Shares
          PERSON                  ----------------------------------------------
            WITH                  9.  SOLE DISPOSITIVE POWER
                                          (i) Warrants to purchase 24,500
                                          shares of Common Stock
                                  ----------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                          -0- Shares
--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     24,500
--------------------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [ ]
--------------------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.13%(3)
--------------------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON
                                       OO
--------------------------------------------------------------------------------


--------------------
(3) Includes shares of common stock issuable to The Bruce E. Toll Family Trust upon exercise of its warrant, but does not include any other shares issuable upon exercise of warrants issued to other persons.


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--------------------------------- -------------------- -------------------------
CUSIP No. 648904200                       13D            Page 5 of 8 Pages
--------------------------------- -------------------- -------------------------

--------------------------------------------------------------------------------
    1. NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                    THE BRUCE E. AND ROBBI S. TOLL FOUNDATION
                    23-2667935
--------------------------------------------------------------------------------
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3. SEC USE ONLY
--------------------------------------------------------------------------------
    4. SOURCE OF FUNDS:

                   WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           [ ]
--------------------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                                  Pennsylvania
--------------------------------------------------------------------------------
         NUMBER OF                7.  SOLE VOTING POWER
          SHARES                          (i)    Warrants to purchase 73,500
       BENEFICIALLY                              shares of Common Stock
         OWNED BY                 ----------------------------------------------
           EACH                   8.  SHARED VOTING POWER
        REPORTING                         -0- Shares
         PERSON                   ----------------------------------------------
           WITH                   9.  SOLE DISPOSITIVE POWER
                                          (i) Warrants to purchase 73,500
                                          shares of Common Stock
                                  ----------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                          -0- Shares
--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     73,500
--------------------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [ ]
--------------------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.40%(4)
--------------------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON
                                       OO
--------------------------------------------------------------------------------

--------------------
(4) Includes shares of common stock issuable to The Bruce E. and Robbi S. Toll Foundation upon exercise of its warrant, but does not include any other shares issuable upon exercise of warrants issued to other persons.

--------------------------------- -------------------- -------------------------
CUSIP No. 648904200                       13D            Page 6 of 8 Pages
--------------------------------- -------------------- -------------------------


 ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 5 (the "Amendment") amends Schedule 13D-A Amendment No. 4 which was filed on April 11, 2002, relating to the common stock (the "Common Stock") of New World Restaurant Group, Inc. (f/k/a New World Coffee - Manhattan Bagel, Inc.), a Delaware corporation ("New World"). The principal offices of New World are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to the shares beneficially owned by it; and (ii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll and BET. Mr. Toll is the sole member of BRU LLC, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll and BET are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, the person referred to in paragraph (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the person referred to in paragraph (a) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         The following warrants were issued to BET pursuant to that certain Exchange Agreement, dated January 18, 2001, as amended (the "Exchange Agreement"), due to New World's failure to timely redeem shares of its Series F Preferred Stock owned by BET: (i) Warrant to purchase 465,586 Shares of Common Stock issued on January 18, 2002 (the "January 2002 Warrant") and (ii) Warrant to purchase 479,340 shares of Common Stock issued on June 30, 2002. BET exercised the January 2002 Warrant in full on August 7, 2002 pursuant to its cashless exercise provision for 450,066 shares of Common Stock.

         The following warrants were issued to BET pursuant to the anti-dilution provision of the warrant issued to BET on January 18, 2001 pursuant to the Exchange Agreement, due to New World's issuance of warrants to other investors:
(i) Warrant to purchase 1,951,735 shares of Common Stock issued on June 30, 2002, and (ii) Warrant to purchase 92,672 shares of Common Stock issued on October 15, 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons acquired New World's securities for investment purposes. The Filing Persons are currently evaluating their position and possible alternative future courses of action, including the possibility of seeking to acquire control of New World, although they have not formulated any specific plan or proposal.

         Depending upon the course of action that the Filing Persons pursue, the Filing Persons may increase their investment in New World through the acquisition of additional shares of Common Stock or other securities of New World in the open market or otherwise, subject to availability at prices deemed favorable by the Filing Persons, or may sell or otherwise dispose of any or all of the shares of Common Stock or other securities of New World beneficially owned by them. Although the foregoing represents the range of activities presently contemplated by the Filing Persons with respect to New World and the Common Stock and such other securities, it should be noted that the possible activities of the Filing Persons are subject to change at any time, and there is no assurance that the Filing Persons will seek to influence or obtain control of New World. Except as set forth above, the Filing Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------- -------------------- -------------------------
CUSIP No. 648904200                       13D            Page 7 of 8 Pages
--------------------------------- -------------------- -------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Bruce E. Toll as an individual beneficially owns 419,250 shares of Common Stock of New World.

         BET beneficially owns an aggregate of 6,736,991 shares (6,286,925 shares of which BET may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 27.33% of the 18,359,215 shares of Common Stock outstanding as of September 30, 2002, giving effect to the issuance of the shares which BET has the right to acquire upon exercise of its warrants.

         The Bruce E. Toll Family Trust (the "Family Trust") beneficially owns an aggregate of 24,500 shares (all 24,500 shares of which the Family Trust may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 0.13% of the 18,359,215 shares of Common Stock outstanding as of September 30, 2002, giving effect to the issuance of the shares which the Family Trust has the right to acquire upon exercise of its warrants.

         The Bruce E. Toll and Robbi S. Toll Foundation (the "Foundation") beneficially owns an aggregate of 73,500 shares (all 73,500 shares of which the Foundation may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 0.40% of the 18,359,215 shares of Common Stock outstanding as of September 30, 2002, giving effect to the issuance of the shares which the Foundation has the right to acquire upon exercise of its warrants.

         In his individual capacity, as the sole member of the general partner of BET and the Trustee of each of the Family Trust and the Foundation, Mr. Toll beneficially owns an aggregate of 7,254,241 shares (representing 419,250 shares of Common Stock, 6,286,925 shares of which BET may acquire upon exercise of its warrants and 450,066 shares of Common Stock owned by BET, 24,500 shares of which the Family Trust may acquire upon exercise of its warrants and 73,500 shares of which the Foundation may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 29.32% of the 18,359,215 shares of Common Stock outstanding as of September 30, 2002, giving effect to the issuance of the shares which BET, the Family Trust and the Foundation have the right to acquire upon exercise of their warrants.

         (b) In his individual capacity, as the sole member of the general partner of BET and the Trustee of each of the Family Trust and the Foundation, Mr. Toll has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which BET, the Family Trust and the Foundation have the right to acquire upon exercise of its warrants) beneficially owned by BET, the Family Trust and the Foundation.

         (c) Other than as described in Items 3 and 4 above, Mr. Toll has not engaged in any transactions in the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in Item 4 of this Amendment and the other Amendments to this Schedule 13D, the Filing Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not limited to transfer or voting of any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

--------------------------------- -------------------- -------------------------
CUSIP No. 648904200                       13D            Page 8 of 8 Pages
--------------------------------- -------------------- -------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November __, 2002

   /s/ Bruce E. Toll
---------------------
Bruce E. Toll


BET ASSOCIATES, L.P.

By:  BRU LLC, its general partner


By:  /s/ Bruce E. Toll
     -----------------
     Name: Bruce E. Toll
     Its:  Sole Member

THE BRUCE E. FAMILY TRUST


By:  /s/ Bruce E. Toll
     -----------------
     Name: Bruce E. Toll
     Its:  Trustee


THE BRUCE E. AND ROBBI S. TOLL FOUNDATION


By: /s/ Bruce E. Toll
    -----------------
    Name: Bruce E. Toll
    Its:  Trustee